SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

11 September 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finan
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.



06016848

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

E\tn\sa\SHMB\Ann-Dir\ltr.doc4

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842



Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 11 September 2006 released to Bursa Malaysia an announcement (the "Announcement") in relation to the changes to the board of directors of SHMB. The following is a reproduction of the Announcement for information purpose only.

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

CHANGES TO THE BOARD OF DIRECTORS OF SHANGRI-LA HOTELS (MALAYSIA) BERHAD (the "Company")

We wish to announce that Mr Teo Yee Yen Gabriel and Dato' Hj Ayoub bin Dato' Hj Ismail have been appointed as Directors of the Company with effect from 8 September 2006. Further, Mr Sulip R. Menon has been appointed as Alternate Director to both Mr Teo Yee Yen Gabriel and Dato' Hj Ayoub bin Dato' Hj Ismail with effect from the same date thereof.

Date of change	: **08/09/2006**
Type of change	: **Appointment**
Designation	: **Director**
Directorate	: **Non Independent & Non Executive**
Name	: **TEO YEE YEN GABRIEL**
Age	: **40**
Nationality	: **Singaporean**
Qualifications	: **Bachelor of Business Administration**
Working experience and occupation	: **16 years of working experience in financial institutions and the public sector in Singapore**
Directorship of public companies (if any)	: **Landmarks Berhad**
Family relationship with any director and/or major shareholder of the listed issuer	: **Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	: **Nil**

Date of change	:	**08/09/2006**
Type of change	:	**Appointment**
Designation	:	**Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**DATO' HJ AYOUB BIN DATO' HJ ISMAIL**
Age	:	**61**
Nationality	:	**Malaysian**
Qualifications	:	**Multi-Disciplinary in Communications, Electronics and Print Media**
Working experience and occupation	:	**Group Managing Director of Fleet Publishing Corp (NSTP)**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**

Date of change	:	**08/09/2006**
Type of change	:	**Appointment**
Designation	:	**Alternate Director**
Directorate	:	**Non Independent & Non Executive**
Name	:	**SULIP R. MENON**
Age	:	**42**
Nationality	:	**Malaysian**
Qualifications	:	**1) LL.B University of London** **2) Barrister-at-Law (The Honourable Society of Lincoln's Inn)** **3) eMBA, Asian Institute of Management, Manila**
Working experience and occupation	:	**1. Legal Assistant in Messrs Zaid Ibrahim & Co (1991-1995)** **2. Assistant Manager, Legal of Peremba (Malaysia) Sdn Bhd (1995-1996)** **3. Group Legal Adviser and General Manager of Landmarks Berhad (1996-2005)** **4. Chief Operating Officer of Landmarks Berhad (2005-Present)**
Directorship of public companies (if any)	:	**Nil**
Family relationship with any director and/or major shareholder of the listed issuer	:	**Nil**
Details of any interest in the securities of the listed issuer or its subsidiaries	:	**Nil**
Remarks	:	**Mr Sulip R. Menon has been appointed as Alternate Director to both Mr Teo Yee Yen Gabriel and Dato' Hj Ayoub bin Dato' Hj Ismail with effect from 8 September 2006**